P.O. Box 2600
Valley Forge, PA 19482-2600

610-669-9296
anthony_coletta@vanguard.com

April 25, 2018

via electronic filing

Ms. Lisa Larkin

U.S.	Securities & Exchange Commission
100	F Street, N.E.

Washington, DC 20549

RE:

Vanguard Specialized Funds (the “Specialized Trust”) File No. 2-88116 Post-Effective Amendment No. 94 – Real Estate Index Fund

Vanguard Fixed Income Securities Funds (the “Fixed Income Trust”) File No. 2-47371 Post-Effective Amendment No. 118 – Real Estate II Index Fund

Dear Ms. Larkin,

This letter responds to comments that you provided to us by telephone on March 26, 2018, regarding the above-referenced post-effective amendments. Each comment is summarized below, followed by the response to the comment.

Comment 1: Comment:	Both Funds – Prospectus – Principal Risks In the Principal Risks section, consider adding tracking error risk and passive investment risk to the extent they are not already included.

Response:

We believe that the explanation in the section called “Investing in Index Funds” about the investment strategy of indexing provides investors with relevant information about index investing and passive investment strategies generally. For example, this section clearly states that an index fund generally does not perform exactly like its target index and that since market indexes do not have operating expenses and transaction costs, they will usually have a slight performance advantage over funds that track them. We also note that the Glossary of Investment Terms contains definitions of “Indexing” and “Tracking Error.”

Comment 2: Comment:

Both Funds – Prospectus – Security Selection

The Security Selection section describes that the new index is made up of REITs and other real estate-related investments. Please consider adding disclosure that further explains what is meant by “other real estate-related investments.”

Response:

We have revised the sentence to state: “The Fund attempts to track the investment performance of a benchmark index that measures the performance of publicly traded equity REITs and other real estate-related investments, including but not limited to specialized REITs, and real estate management and development companies.”

Comment 3: Comment:	Both Funds – Prospectus – Security Selection Please explain supplementally the criteria used to determine what is considered an “other real estate-related investment.”

Response:

The new index for the Funds, currently the MSCI US Investable Market Real Estate 25/50 Transition Index and ultimately the MSCI US Investable Market Real Estate 25/50 Index, contains all the securities in the Real Estate sector as per the Global Industry Classification Standard (or “GICS”). Each Fund seeks to track the index, which will include various types of specialized REITs (except mortgage REITs) and other types of real estate companies that currently include real estate management and development companies. The “real estate-related investment” seeks to include securities that may be included in the GICS Real Estate sector and therefore in the index for the Funds.

Comment 4: Comment:	Both Funds – SAI – Ownership of Fund Shares – Control Persons Pursuant to Item 18(a) of Form N-1A, please explain the effect of control persons on other security holders.

Response:

We have included the following disclosure in this section:

A shareholder who owns more than 25% of a fund’s voting shares may be considered a controlling person. As of April 30, 2018, Vanguard Real Estate Index Fund owned 100% of the voting shares of Vanguard Real Estate II Index Fund. The Real Estate Index Fund must echo vote these shares in proportionately the same manner as shares voted by the Real Estate II Index Fund’s other shareholders, when present.

Comment 5: Comment:

Real Estate II Index Fund – Prospectus – More on the Fund

Please disclose in the Fixed Income Trust’s registration statement that the Real Estate II Index Fund complies with the provisions of the 1940 Act on an aggregate basis with the Real Estate Index Fund.

Response:

We have revised the statement in the Prospectus under the “More on the Fund” section, under the paragraph entitled “A Similar but Distinct Vanguard Fund” to state the following:

The Fund offered by this prospectus is anticipated to be a wholly owned subsidiary of Vanguard Real Estate Index Fund. While as a wholly owned subsidiary, both Funds will seek to have the same investment objective and strategies, and to operate effectively with similar policies as set forth by the Investment Company Act of 1940. However, Vanguard Real Estate II Index Fund should not be confused with Vanguard Real Estate Index Fund, which is a separate Vanguard fund that also seeks to track the performance of the MSCI US Investable Market Real Estate 25/50 Transition Index. Both Funds seek to replicate the stocks that make up the target index. This index replication strategy, combined with differences in the Funds’ respective cash flows and expenses, is expected to produce slightly different investment performances by the Funds. To obtain a prospectus for Vanguard Real Estate Index Fund, please call 800-662-7447.

Comment 6: Comment:

Real Estate Index Fund – Prospectus – Annual Fund Operating Expenses Table

Please explain supplementally that the acquired fund fees and expenses are less than one basis point or add a line item for acquired fund fees and expenses on the table.

Response:

Since the Real Estate II Index Fund has only been in operation for less than one year and is currently a small portion of the assets of the Real Estate Index Fund, the Real Estate Index Fund has acquired fund fees and expenses (or “AFFE”) of less than one basis point as of the Real Estate Index Fund’s most recent fiscal year end. If the AFFE of the Real Estate II Index Fund is equal to or greater than one basis point, then we will include it as a line item for the Annual Fund Operating Expenses Table for the Real Estate Index Fund when appropriate.

Comment 7: Comment:

Real Estate Index Fund – Prospectus – Other Investment Policies and Risks

On page 14, consider changing “may” to “will” in the following sentence to more closely align with similar disclosure in the Prospectus for Real Estate II Index Fund: “The Fund may invest a portion of its assets in the underlying fund.”

Response:

We have respectfully declined to revise this disclosure in order to allow the portfolio managers and the Board of Trustees of the Real Estate Index Fund to continue to operate and oversee its operations in the best interest of the Fund and its shareholders, and therefore have the flexibility to continue its investment in the Real Estate II Index Fund.

Comment 8: Comment:

Real Estate Index Fund – Prospectus – More on the Fund

Please disclose in the Specialized Trust’s registration statement that the Real Estate Index Fund complies with the provisions of the 1940 Act on an aggregate basis with the Real Estate II Index Fund.

Response:	We have respectfully declined to add this disclosure since similar disclosure is included in the Prospectus of the Real Estate II Index Fund, which we believe is the appropriate place.

Comment 9: Comment:	Real Estate Index Fund – ETF Prospectus Please explain supplementally how the Authorized Participant (“AP”) agreement works given that the Real Estate Index Fund has a subsidiary.

Response:

Each AP will continue to interact with the Real Estate Index Fund as it currently does in terms of the creation/redemption process of Creation Units. A Creation Unit will include securities of the target index of the Real Estate Index Fund, currently the MSCI US

Investable Market Real Estate 25/50 Transition Index and ultimately the MSCI US Investable Market Real Estate 25/50 Index. The Real Estate II Index Fund is a wholly owned subsidiary of the Real Estate Index Fund. Furthermore, since both Funds invest in the identical index, with similar securities and weightings and managed in nearly the same manner, we further believe that this structure should not affect the creation/redemption process of Creation Units issued by the Real Estate Index Fund.

Please contact me at (610) 669-9296 with any questions or comments regarding the above responses. Thank you.

Sincerely,

/s/Anthony V. Coletta Jr.

Anthony V. Coletta Jr.
Associate Counsel
The Vanguard Group, Inc.